TENNYSON
NETWORKS LIMITED

6 June 2002

By Facsimile
0015 1 202 942 9624
18 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 6 June 2002 re Notice of General Meeting.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 6/18

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

FACSIMILE TRANSMISSION

TO:	Australian Stock Exchange Companies Announcements Office	FAX:	1300 300 021
FROM:	Rick A.Pullia	FAX:	03 8558 0484
DATE:	6 June 2002	PAGES:	17

Please find following an announcement regarding:

Notice of General Meeting – 8 July 2002

R A Pullia
Company Secretary

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
EMAIL tny@tennyson.com.au WEBSITE www.tennyson.com.au

TENNYSON
NETWORKS LIMITED

3 June 2002

LETTER TO SHAREHOLDERS

Dear Investor,

I am writing to update you on Tennyson's activities over the past several months and the reason for the recently announced $1 million capital raising.

Until this year Tennyson's main route to market was distribution of SOX through a network of Australia-wide resellers – Tennyson Channel Partners (TCP's). Although providing consistent sales, the size and access to market of these TCPs would not be sufficient to satisfy Tennyson's growth plans for SOX. By expanding our sales and distribution capability through direct sales and alliance partners we are now starting to see more promising results.

Tennyson has formed new relationships that will assist in expanding our sales and distribution capability with the following organisations:

- Commsoft Group Ltd – a developer of communication software products which Tennyson distributes as part of its product offering, and which provides access to its customer base.
- VSA Group – a Sydney-based business consultancy/brokerage organisation with sales agents operating on the east coast. VSA facilitates services provision to business in the areas of telecommunications, finance, insurance and information technology and is offering the SOX solution to its client base.
- IT Wholesale - a division of the listed Cellnet Telecommunications Group, a leading distributor of telecommunications and IT products. ITW will be establishing a sales channel for SOX within its existing IT customer base.
- Easy IT – a division of the listed Powerlan group, which provides outsourced IT managed services and products to the SME market. EasyIT will be marketing SOX as "EasyVoice" to Powerlan's existing customer base and its own sales channel.
- AWA Technology Services – AWA will provide coverage in all Australian cities and regional areas for nation-wide installation and support for Tennyson's products.

With the introduction of new software applications, Tennyson's award-winning SOX business communications solution is no longer a single product. Instead it has become a platform for a diverse range of voice and data convergence solutions that address wider market niches and create new revenue opportunities. Additionally, earlier this year Tennyson launched PowerSOX, a customer contact centre solution based on the SOX platform offering a range of sophisticated call centre functions at an affordable cost to SME call centre operators.

TENNYSON NETWORKS LIMITED

Tennyson's SOX and PowerSOX products have achieved recognition with two major international corporations:

Microsoft Accreditation

In February 2002 Tennyson's SOX Virtual Phone became the first desktop telephone system for small-to-medium enterprises (SME's) to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server.

SOX Virtual Phone is now the only standalone computer integrated telephone system under 100 extensions included in the Microsoft Windows catalogue on the company's global website www.microsoft.com. SOX has succeeded in becoming the first product of its type anywhere in the world to gain such approval.

Rockwell FirstPoint Contact

Rockwell FirstPoint Contact, a business of the US multinational Rockwell Automation, has been a leading innovator in the call centre industry since its inception. The first to develop technology to help automate customer call centres, Rockwell FirstPoint Contact has a 30-year global reputation for reliability, dependability, on-time, on-budget delivery and superior customer service. It is a leading international supplier of customer interaction technologies and has equipped more than 1,500 call centre sites worldwide, processing over 60 million customer interactions a day.

Tennyson recently announced an agreement with Rockwell FirstPoint Contact for the distribution of each company's customer contact centre products. The relationship will see Tennyson distribute FirstPoint Business Edition and FirstPoint Enterprise 2002 customer contact solutions. Additionally, Rockwell will distribute Tennyson's PowerSOX product through its channel partners, initially in Australia and New Zealand, and progressively to selected Asia Pacific markets.

Tennyson's PowerSOX product is also currently undergoing trials with two large organisations and Tennyson hopes to shortly announce successful conclusions of these trials and accepted sales orders.

In order to progress and develop these new relationships and further improve the sales and distribution channels Tennyson sought to raise $1 million to provide the necessary working capital. $600,000 has been raised via a private share placement on 30 May 2002 and the remaining $400,000 will be raised from the issue of secured convertible notes to two private investors.

The accompanying Notice of General Meeting and Explanatory Memorandum contains a number of resolutions to be put to shareholders in order to complete this capital raising.

Yours sincerely,

Harvey Parker

Chairman

TENNYSON
NETWORKS LIMITED

ACN 009 805 298

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Shareholders of Tennyson Networks Ltd (Company) will be held at E7 Lecture Theatre, Sir Alexander Stewart Conference Centre, Building 72, Monash University, Wellington Road, Clayton, Victoria at 10.00am on Monday 8 July 2002.

SPECIAL BUSINESS

Resolution 1: Ratification of issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 of the Official Listing Rules of Australian Stock Exchange Limited, shareholders approve the issue by the Company on 30 May 2002 of 15 million ordinary fully paid shares in the Company at $0.04 per share to the placement investors listed in the Explanatory Memorandum."

Voting exclusion statement

In relation to Resolution 1, pursuant to Listing Rule 7.5.6 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of any of the placement investors listed in the Explanatory Memorandum, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 2: Approval of issue of options to placement investors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited, the Company approves the issue of a total of 7.5 million options in the Company with an exercise price of $0.10 per option on the terms and conditions set out in the Explanatory Memorandum, to the placement investors listed in the Explanatory Memorandum, and the issue of ordinary shares on the exercise of those options."

Voting exclusion statement

In relation to Resolution 2, pursuant to Listing Rule 7.3.8 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of any of the placement investors listed in the Explanatory Memorandum and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 3: Approval of issue of convertible notes to Mr Robert Pittorino

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited, approval is given to the issue to Mr Robert Pittorino of:

(a) convertible notes in the Company; and

(b) on conversion of the convertible notes referred to in paragraph (a), shares in the Company, on the terms and conditions more particularly described in the Explanatory Memorandum."

Voting exclusion statement

In relation to Resolution 3, pursuant to Listing Rule 7.3.8 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of Mr Robert Pittorino and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 4: Approval of issue of options to Mr Robert Pittorino

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited, the Company approves the issue of a total of 7.5 million options in the Company with an exercise price of $0.10 per option on the terms and conditions set out in the Explanatory Memorandum to Mr Robert Pittorino, and the issue of ordinary shares on the exercise of those options."

Voting exclusion statement

In relation to Resolution 4, pursuant to Listing Rule 7.3.8 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of Mr Robert Pittorino and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 5: Approval of issue of convertible notes to All-States Secretariat Pty Ltd

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited, approval is given to the issue to All-States Secretariat Pty Ltd (ACN 004 637 245) of:

(a) convertible notes in the Company; and

(b) on conversion of the convertible notes referred to in paragraph (a), shares in the Company, on the terms and conditions more particularly described in the Explanatory Memorandum."

Voting exclusion statement

In relation to Resolution 5, pursuant to Listing Rule 7.3.8 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of All-States Secretariat Pty Ltd (ACN 004 637 245) and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 6: Approval of issue of options to All-States Secretariat Pty Ltd

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> "That for the purposes of Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited, the Company approves the issue of a total of 2.5 million options in the Company with an exercise price of $0.10 per option on the terms and conditions set out in the Explanatory Memorandum to All-States Secretariat Pty Ltd (ACN 004 637 245), and the issue of ordinary shares on the exercise of those options."

Voting exclusion statement

In relation to Resolution 6, pursuant to Listing Rule 7.3.8 of the Official Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast by or on behalf of All-States Secretariat Pty Ltd (ACN 004 637 245) and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Explanatory Memorandum

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this Notice of Meeting.

Entitlement to vote

The Board has determined that for the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 10 am on 6 July 2002. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxies

A proxy form accompanies this Notice and to be effective must be received at 14 Business Park Drive, Notting Hill, Victoria 3168 or by fax to (03) 8558 0484, to be received not less than 48 hours prior to the time of the meeting.

Each shareholder is entitled to appoint a proxy. The proxy does not need to be a member of the Company. A shareholder that is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes that each proxy is appointed to exercise.

By order of the Board

Rick A Pullia

Company Secretary

31 May 2002

EXPLANATORY MEMORANDUM

to the Notice Of General Meeting
to be held on 8 July 2002 at 10:00 am.

This Explanatory Memorandum has been prepared to assist shareholders of Tennyson Networks Limited in understanding the details and effects of the resolutions to be put to shareholders for their consideration and, if thought fit, approval at the forthcoming General Meeting of the Company. The directors recommend that you read this Explanatory Memorandum.

Resolution 1 – Ratification of issue of shares

Under Listing Rule 7.1 of the Official Listing Rules of Australian Stock Exchange Limited (ASX), the Company is permitted to issue up to 15% of its securities within a 12 month period without shareholder approval.

While the Company has no current intention to issue new securities other than the issue of the convertible notes and options the subject of resolutions 2, 3, 4, 5 and 6, it is considered prudent to refresh the Company's ability to issue new securities up to the 15% threshold without shareholder approval. This is so that the Company can respond quickly to any need or opportunity to issue new shares in the future (if the directors consider this to be in the best interests of the Company). The Company's ability to issue new securities can be refreshed under ASX Listing Rule 7.4 by seeking shareholder ratification of the share issues made in the previous 12 months, details of which are set out below.

If this resolution is not passed, the Company may be required to incur the cost and delay of convening an extraordinary general meeting of shareholders before it may proceed with any further equity raising.

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.5 the following details are provided:

- On 30 May 2002 the Company placed a total of 15 million ordinary fully paid shares (approximately 13% of the Company's issued capital) to the placement investors listed in Annexure A to this Explanatory Memorandum.
- The shares the subject of the placement were issued at a price of $0.04 per share.
- The shares rank equally with all other ordinary shares on issue.
- Set out in Annexure A to this Explanatory Memorandum is a list of each placement investor who received shares and the number of shares that were issued to them under the placement.
- The placement raised $600,000, which is being used for working capital purposes.

Resolution 2: Approval of issue of options to placement investors

This resolution has been proposed so that shareholders may consider, and if thought fit, approve, for the purposes of ASX Listing Rule 7.1, the issue of options, and the issue of shares upon exercise of the options, to the placement investors to whom shares were issued under the 30 May 2002 placement. Set out in Annexure B to this Explanatory Memorandum is a list of each placement investor to whom the Company intends to issue options and the number of options that are proposed to be issued. The placement investors under this resolution 2 are the same placement investors who received shares under the placement referred to in resolution 1.

The share placement the subject of resolution 1 was made to the placement investors on the basis that they would receive one option for every 2 shares subscribed for. However, the issue of the options could not be made without obtaining shareholder approval under ASX Listing Rule 7.1. This approval is now being sought.

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.3 the following details are provided:

- The Company will issue a total of 7.5 million options to the placement investors. The specific number of options that will be issued to each individual placement investor is listed in Annexure B to this Explanatory Memorandum.
- If the proposed issue is approved, the options will be issued and allotted within three months after the date of this General Meeting.
- The options will be issued for nil consideration. The exercise price of each option will be $0.10.
- The name of each placement investor is outlined in Annexure B to this Explanatory Memorandum.
- The terms of the options are set out in Annexure C to this Explanatory Memorandum.
- No funds will be raised on the issue of the options. The intended use of the funds to be received on exercise of the options is to provide working capital.

Resolution 3: Approval of issue of convertible notes to Mr Robert Pittorino

The Company has entered into a secured loan facility (Loan Facility) with Mr Robert Pittorino under which Mr Robert Pittorino has agreed, subject to the satisfaction of various conditions precedent, to lend $300,000 to the Company. This money will be used by the Company to satisfy its needs for working capital. The Loan Facility is secured by a first ranking fixed and floating registered charge over all of the assets and undertakings of the Company.

The Loan Facility will, subject to the Company's shareholders approving resolution 3, convert into a convertible note facility consisting of one convertible note (Convertible Note) for each $10,000 tranche lent under the Loan Facility. Each Convertible Note can, at the election of Mr Pittorino, be converted into 250,000 ordinary fully paid shares in the Company within 2 years of the date of shareholder approval to the issue of the Convertible Notes.

Resolution 3 has been proposed so that shareholders may consider, and if thought fit, approve for the purposes of ASX Listing Rule 7.1 the issue of the Convertible Notes, and the issue of shares upon conversion of the Convertible Notes, to Mr Robert Pittorino.

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.3 the following details are provided:

- The Company will issue up to a maximum number of 30 Convertible Notes to Mr Robert Pittorino. Each Convertible Note can be converted into 250,000 ordinary fully paid shares in the Company. Accordingly, the maximum number of shares the Company will issue on the conversion of the Convertible Notes is 7.5 million shares.
- If the proposed issue is approved, the Loan Facility will automatically convert into a Convertible Note Facility.
- If the proposed issue is approved, the Convertible Notes will be issued and allotted within three months after the date of this General Meeting.
- Mr Robert Pittorino has agreed to lend $300,000 to the Company under the Loan Facility. One Convertible Note will be issued for every $10,000 tranche lent under the Loan Facility.
- The terms of the Convertible Notes are set out in Annexure D to this Explanatory Memorandum.
- The money raised under the Loan Facility will be used by the Company to satisfy its need for working capital. No additional funds will be raised by the issue of the Convertible Notes or the issue of shares upon conversion of the Convertible Notes.

Resolution 4: Approval of issue of options to Mr Robert Pittorino

This resolution has been proposed so that shareholders may consider, and if thought fit, approve, for the purposes of ASX Listing Rule 7.1, the issue of options, and the issue of shares upon exercise of the options, to Mr Robert Pittorino.

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.3 the following details are provided:

- The Company will issue a total of 7.5 million options to Mr Robert Pittorino.
- If the proposed issue is approved, the options will be issued and allotted within three months after the date of this General Meeting.
- The options will be issued for nil consideration. The exercise price of each option will be $0.10.
- The terms of the options are the same as those set out in Annexure C to this Explanatory Memorandum except that the expiry date for each option is 5.00pm Western Standard Time on the business day 24 months after the date of issue.
- No funds will be raised on the issue of the options. The intended use of the funds to be received on exercise of the options is to provide working capital.

Resolution 5: Approval of issue of convertible notes to All-States Secretariat Pty Ltd

The Company has entered into a secured loan facility (Loan Facility) with All-States Secretariat Pty Ltd (ACN 004 637 245) under which All-States Secretariat Pty Ltd has agreed, subject to the satisfaction of various conditions precedent, to lend $100,000 to the Company. This money will be used by the Company to satisfy its needs for working capital. The Loan Facility is secured by a second ranking fixed and floating registered charge over all of the assets and undertakings of the Company.

The Loan Facility will, subject to the Company's shareholders approving resolution 5, convert into a convertible note facility consisting of one convertible note (Convertible Note) for each $10,000 tranche lent under the Loan Facility. Each Convertible Note can, at the election of All-States Secretariat Pty Ltd, be converted into 250,000 ordinary fully paid shares in the Company within 2 years of the date of shareholder approval to the issue of the Convertible Notes.

Resolution 5 has been proposed so that shareholders may consider, and if thought fit, approve for the purposes of ASX Listing Rule 7.1 the issue of the Convertible Notes, and the issue of shares upon conversion of the Convertible Notes, to All-States Secretariat Pty Ltd.

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.3 the following details are provided:

- The Company will issue up to a maximum number of 10 Convertible Notes to All-States Secretariat Pty Ltd. Each Convertible Note can be converted into 250,000 ordinary fully paid shares in the Company. Accordingly, the maximum number of shares the Company will issue on the conversion of the Convertible Notes is 2.5 million shares.
- If the proposed issue is approved, the Loan Facility will automatically convert into a Convertible Note Facility.
- If the proposed issue is approved, the Convertible Notes will be issued and allotted within three months after the date of this General Meeting.
- All-States Secretariat Pty Ltd (ACN 004 637 245) has agreed to lend $100,000 to the Company under the Loan Facility. One Convertible Note will be issued for every $10,000 tranche lent under the Loan Facility.
- The terms of the Convertible Notes are the same as those set out in Annexure D to this Explanatory Memorandum except that:
  - "Lender" means All-States Secretariat Pty Ltd (ACN 004 637 245);
  - "Convertible Notes Facility" means the conversion of the Facility into equity by way of the Company issuing 10 Convertible Notes on the basis of one note for each $10,000 tranche of the Facility to be converted; and
  - "Charge" means a second ranking fixed and floating charge granted by the Company in favour of the Lender over all the present and future assets of the Company to secure repayment of the Moneys Payable.
- The money raised under the Loan Facility will be used by the Company to satisfy its need for working capital. No additional funds will be raised by the issue of the Convertible Notes or the issue of shares upon conversion of the Convertible Notes.

Resolution 6: Approval of issue of options to All-States Secretariat Pty Ltd

This resolution has been proposed so that shareholders may consider, and if thought fit, approve, for the purposes of ASX Listing Rule 7.1, the issue of options, and the issue of shares upon exercise of the options, to All-States Secretariat Pty Ltd (ACN 004 637 245).

Obligations under the ASX Listing Rules

In accordance with ASX Listing Rule 7.3 the following details are provided:

- The Company will issue a total of 2.5 million options to All-States Secretariat Pty Ltd (ACN 004 637 245).
- If the proposed issue is approved, the options will be issued and allotted within three months after the date of this General Meeting.
- The options will be issued for nil consideration. The exercise price of each option will be $0.10.
- The terms of the options are the same as those set out in Annexure C to this Explanatory Memorandum except that the expiry date for each option is 5.00pm Western Standard Time on the business day 24 months after the date of issue.
- No funds will be raised on the issue of the options. The intended use of the funds to be received on exercise of the options is to provide working capital.

Recommendation

Your Directors recommend that you vote in favour of all the Resolutions set out in the Notice of Meeting.

Annexure A – Details of placement investors who were issued shares under the 30 May 2002 placement

Outlined in the table below is the name of each placement investor who received ordinary shares in the Company under the placement which occurred on 30 May 2002 and the number of shares which each placement investor received.

NAME OF PLACEMENT INVESTOR	NUMBER OF SHARES ISSUED TO PLACEMENT INVESTOR
Overnight Nominees Pty Ltd	750,000
K Liddell	500,000
N D'Arrigo	500,000
Schaffer Nominees Pty Ltd	500,000
GDM Services Pty Ltd	250,000
Australian Heritage Funds Ltd	1,250,000
Petrador Farms Pty Ltd	1,500,000
Interstar Pty Ltd	250,000
D W Brody	500,000
J G Sansom Pty Ltd	500,000
Waikato Investments Pty Ltd	500,000
J W & S B Booth	500,000
Norman Venus Management Consulting Pty Ltd	250,000
Silverdale Trading Company Limited	500,000
J A G Holt Pty Ltd	250,000
Ralsten Pty Ltd	250,000
R Pittorino	6,250,000

Annexure B – Details of proposed option allottees

Outlined in the table below is the name of each placement investor who is proposed to receive options over fully paid ordinary shares in the Company and the number of options which each placement investor will receive.

NAME OF PROPOSED ALLOTTEE	NUMBER OF OPTIONS TO BE ISSUED TO PROPOSED ALLOTTEE
Overnight Nominees Pty Ltd	375,000
K Liddell	250,000
N D'Arrigo	250,000
Schaffer Nominees Pty Ltd	250,000
GDM Services Pty Ltd	125,000
Australian Heritage Funds Ltd	625,000
Petrador Farms Pty Ltd	750,000
Interstar Pty Ltd	125,000
D W Brody	250,000
J G Sansom Pty Ltd	250,000
Waikato Investments Pty Ltd	250,000
J W & S B Booth	250,000
Norman Venus Management Consulting Pty Ltd	125,000
Silverdale Trading Company Limited	250,000
J A G Holt Pty Ltd	125,000
Ralsten Pty Ltd	125,000
R Pittorino	3,125,000

Annexure C
Terms and Conditions of Options to placement investors

The terms and conditions of the Options are as follows:

(a) Each Option will be issued for no consideration.

(b) Each Option shall entitle the holder to the right to subscribe for and be allotted one share upon exercise of the Option and payment to the Company of 10 cents per share.

(c) Each Option will automatically lapse if not exercised by 5.00pm Western Standard Time on the business day 12 months after the date of issue (expiry date).

(d) An Option may be exercised at any time prior to the expiry date by sending a completed signed notice of exercise, together with the payment as prescribed in (b) above for each Option and the certificate for the Options, to the Company's registered office. If the Option holder holds more than one Option, the Options may be exercised in whole or in part.

(e) Options may only be exercised so as to result in the holding of a marketable parcel within the meaning of the Listing Rules of the Australian Stock Exchange Limited ("Listing Rules").

(f) A notice of exercise is only effective when the Company has received the full amount of the exercise price in cash or cleared funds.

(g) Within 14 days of receipt of a properly executed notice of exercise and the required application moneys the number of shares specified in the notice will be allotted.

(h) Separate Options certificates will be issued for the certificated holdings. Each certificate will bear a suitable form of notice of exercise of the Options, endorsed on the back of the certificate, for completion by the holder of the Options (if required). If the Options comprised in any such certificate are exercised in part only, before the expiry date, the Company will reissue Option certificates for the Options not yet exercised.

(i) The Options may be transferred at any time prior to their expiry.

(j) The period during which the Options may be exercised will not be extended.

(k) Options will be reorganised as required by the Listing Rules on a reorganisation (including consolidation, subdivision, reduction or return) of capital and the rights of an Option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(l) Option holders are not entitled to participate in new issues of securities offered to shareholders. Option holders can participate in new issues of securities offered to shareholders if the Option is exercised before the relevant record date for that new issue. Option holders will be advised at least 9 Business Days (as defined in the Listing Rules) before the record date for a proposed new issue.

(m) If from time to time before the expiry of any Options the Company makes an issue of shares to the holders of ordinary shares by way of capitalisation of profits or reserves (a "bonus issue") other than in lieu of a dividend payment, then upon exercise of an Option the Option holder will be entitled to have issued to it (in addition to the shares which it is otherwise entitled to have issued to it upon such exercise) additional shares in the Company. The number of additional shares is the number of shares which would have been issued to it under that bonus issue ("bonus shares") if on the date on which entitlements were calculated it had been registered as the holder of the number of shares which it would have been registered as holder if immediately before that date it had exercised its Options. The bonus shares will be paid up by

TENNYSON
NETWORKS LIMITED

the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the Options.

(n) In the event of a pro rata issue by the Company (other than a bonus issue) the number of ordinary shares over which the Options exists and the exercise price for each Option will be adjusted in accordance with the Listing Rules.

(o) The Company will apply to the Australian Stock Exchange Limited for official quotation of all ordinary shares allotted pursuant to the exercise of the Options.

(p) Shares allotted pursuant to the exercise of the Options will rank equally with the then issued ordinary shares of the Company.

(q) These terms and conditions may be amended from time to time in accordance with the Listing Rules.

Annexure D
Terms of the Convertible Notes to Mr Robert Pittorino

The terms of the Convertible Notes are as follows:

1. DEFINITIONS:

"Authorised Officer" means a director or secretary of the Company in respect of whom the Lender has received the certification required by clause 2.1(c) of the Deed;

"Bonus Issue" means an issue of shares by way of capitalisation of profits, reserves, share premium account or capital redemption reserve fund or otherwise but excludes an issue of shares made in lieu of a cash payment as a dividend under the Company's constitution;

"Bonus Shares" means ordinary shares issued under a Bonus Issue;

"Business Day" means a day on which banks are open for general banking business in Perth, Western Australia not being a Saturday, Sunday or public holiday in Western Australia;

"Charge" means a first ranking fixed and floating charge granted by the Company in favour of the Lender over all the present and future assets of the Company to secure repayment of the Moneys Payable;

"Company" means Tennyson Networks Limited ACN 009 805 298;

"Conversion Date" means the date of conversion of a Convertible Note being the date with effect from which the Convertible Note is converted into Ordinary Shares following receipt by the Company of a notice given pursuant to and in accordance with the provisions of condition 3 of these Conditions of Issue;

"Convertible Note Facility" means the conversion of the Facility into equity by way of the Company issuing 30 Convertible Notes on the basis of one note for each $10,000 tranche of the Facility to be converted;

"Convertible Notes" means secured convertible notes issued or to be issued pursuant to the Deed and the Conditions of Issue;

"Corporations Act" means the Corporations Act 2001 (Cth);

"Date of Advance" means the date on which the Company makes the first drawdown pursuant to the Deed;

"Date of Repayment" means two years after the date on which shareholder approval to the issue of the Convertible Notes is obtained, subject to the provisions of clauses 4.1, 4.2, 4.3 and 4.4 of the Deed;

"Deed" means the Loan Facility Arrangement and Secured Convertible Note Deed made between the Company as borrower and the Lender;

"Facility" means the loan facility provided or to be provided by the Lender to the Company pursuant to the Deed which may, subject to satisfaction of the conditions precedent in clause 2 of the Deed convert into the Convertible Note Facility;

"Lender" means Mr Robert Pittorino;

"Moneys Payable" means the:
(a) outstanding amount of the Facility, plus all fees, costs, charges and expenses incurred by the Lender in relation to the Facility and unpaid; and
(b) all principal amount of all Convertible Notes,

and all interest payable at the Rate payable by the Company to the Lender pursuant to the Deed;

"Note Certificate" means a certificate for a Convertible Note issued or to be issued by the Company evidencing that the person named therein is the registered holder of the Convertible Note;

"Noteholder" means the Lender;

"Notice of Drawing" means the Notice of Drawing referred to in clause 3.2(a) of the Deed being substantially in the form set out in Schedule 4 to the Deed, executed by an Authorised Officer of the Company;

"Ordinary Shares" means fully paid ordinary shares in the capital of the Company;

"Rate" means the National Australia Bank interest rate on overdrafts plus 2% calculated on daily balances on the basis of a 365 day year for the actual number of days elapsed from and including the Date of Advance, but excluding, the Date of Repayment; and

"Register" means any register of holders of convertible notes kept pursuant to the provisions of the Corporations Act or of the Deed.

2. Each of the Convertible Notes shall:

(a) be for a minimum amount of $10,000.00, and shall be equivalent to the value of each Notice of Drawing delivered to the Noteholder by the Company under the Deed;

(b) be convertible into 250,000 ordinary fully paid shares in the Company;

(c) be paid for in full on subscription; and

(d) subject to these Conditions of Issue, bear interest at the Rate from the date the Company's shareholders approve the issue of the Convertible Notes and which interest shall be repayable on the Date of Repayment.

3. Convertible Notes shall be convertible into Ordinary Shares by service on the Company by the Noteholder of a notice in the form appearing as Schedule 3 to the Deed and marked "Notice of Conversion" specifying the Convertible Note or Convertible Notes which the Noteholder wishes to convert or that the Noteholder wishes to convert all or some as the case may be of the Convertible Notes held by the Noteholder.

4. (a) The Company shall allot and issue the Ordinary Shares to the Noteholder within 10 Business Days of receipt of a Notice of Conversion duly completed and such allotment and issue shall have effect and be deemed to have been made on the Conversion Date.

(b) The Company shall not later than 10 Business Days after the Conversion Date send free of charge to the Noteholder a share certificate or statement of holdings as the case may be for the number of Ordinary Shares issued on conversion of the particular Convertible Note.

The Company may send the share certificate or statement of holdings as the case may be for the Ordinary Shares by pre-paid post addressed to the address of the Noteholder appearing in the Register or, where the Company is requested by the Noteholder to send the share certificate or statement of holdings as the case may be to any other person, then it may be sent by pre-paid post addressed to the address of that other person as notified to the Company.

(c) Ordinary Shares allotted and issued upon conversion of each Convertible Note shall rank in all respects pari passu and form one class with the Ordinary Shares on issue at the date of the Deed.

(d) After the issue of the Ordinary Shares to the Noteholder upon conversion of each Convertible Note the Company must promptly apply for the listing of those Ordinary Shares on the ASX.

5. The Ordinary Shares to be allotted and issued on conversion of each Convertible Note will be shares with respect to which no provision is made (whether by the constitution of the Company or otherwise) for changing or converting them into shares of another class, except for the purpose of enabling, in accordance with any law relating to companies, the consolidation and division of all or any of the share capital of the Company or the subdivision of all or any of the shares in the capital of the Company.

6. The Company is entitled to treat the registered holder of the Convertible Notes as the absolute owner of them and is not, except as ordered by a Court of competent jurisdiction or as required by statute, bound to recognise any equitable or other claim to or interest in the Convertible Notes on the part of any other person even when the Company has notice of it.

7. Where a Note Certificate is worn out or defaced then upon production of it to the directors of the Company they may cancel the same and may issue a new Note Certificate in lieu thereof.

8. Where a Note Certificate is lost or destroyed then upon proof of it to the satisfaction of the directors of the Company and in the case of a lost Note Certificate or in default of proof of destruction of the Note Certificate on such terms as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in investing evidence as the directors of the Company consider adequate being given a new Note Certificate in lieu of it may be given to the persons entitled to such lost or destroyed Note Certificate.

9. BONUS ISSUES AND REDUCTION OF CAPITAL

If at any time prior to the Conversion Date, the Company makes a Bonus Issue and allots to the holders of ordinary shares any Bonus Shares, then the Company must in addition to any ordinary shares to be issued to the Lender on a Conversion Date issue to the Lender the number of additional Bonus Shares as the Lender would have been entitled to receive by way of participation in the issue of Bonus Shares if it had converted the Facility into ordinary shares:

(a) immediately prior to the issue of Bonus Shares; or

(b) if before the conversion of the Facility there has been more than one issue of Bonus Shares, immediately prior to the first issue of Bonus Shares, and had retained all the shares issued on conversion together with all the Bonus Shares which would have been issued to it under this clause following the first issue.

Each Bonus Share issued to the Lender under this clause ranks pari passu with the then existing ordinary shares. If the Lender has not exercised its conversion right on or before the Date of Repayment its entitlement to any Bonus Shares lapses. Fractional entitlements are disregarded for the purposes of this clause.

If prior to the Date of Repayment, there occurs any reconstruction of the issued share capital of the Company, the entitlement of the Lender to ordinary shares on a Conversion Date is reconstructed in the same proportion and manner as the issued share capital of the Company is reconstructed (subject to the same provisions with respect to rounding of entitlements which are sanctioned by the meeting of ordinary shareholders approving the reduction of capital) but in all other respects, the terms of conversion of the Facility remain unchanged.

10. OFFERS TO HOLDER OF ORDINARY SHARES

(a) Subject to condition 10(b), if and whenever there is made to the holders of all ordinary shares an offer to subscribe for ordinary shares or other securities of the Company (whether by way of renounceable or non-renounceable rights or otherwise), the Company must ensure that there is extended to the Lender the same offer that the Lender would have received it, immediately before the date of the offer (or, if the offer was made to shareholders of the Company registered on a particular date, then immediately before that date), as if it had converted the Facility to ordinary shares and had become registered as the holder of the same number of ordinary shares as the number of ordinary shares which it would have been entitled to have had allotted and issued to it under the Conditions of Issue.

(b) The Company's obligations under this condition 10 are subject to due compliance with the Listing Rules of ASX provided that if the arrangements contemplated in that clause breach, in the opinion of ASX, any of those Listing Rules, then the Company must use its best endeavours to obtain a waiver of it from ASX. In the event the Company is unable to obtain such a waiver from ASX the Company shall cease to have any further obligations under this condition 10.

11. TAKEOVERS

If the Company becomes aware that the power to control more than 20% of the issued ordinary shares of the Company will or is likely to, change, the Company must give notice of this fact so that the Lender has the opportunity to convert the Facility (or that part which remains unconverted as at the date of that notice).

12. CORPORATIONS ACT APPROVALS

If, on the conversion of any Convertible Note, the Company is unable to issue all relevant Ordinary Shares to the Noteholder because to do so would cause the Noteholder (or any other person) to contravene section 606 of the Corporations Act, then the Company must use all reasonable endeavours to convene and hold a meeting of its shareholders to authorise the issue of the relevant shares to the Noteholder pursuant to and in accordance with section 611 of the Corporations Act.

In such circumstances, the Noteholder agrees to provide to the Company all information reasonably required by the Company for the purposes of preparing the notice for such meeting.

If the Company fails to comply with its obligations to convene and hold such meeting, or if a resolution under section 611 is not passed at a meeting so convened, then the Noteholder will be entitled to take any actions or proceedings necessary or appropriate in order to exercise or enforce any right conferred by the Charge to recover all amounts then owing to it.

Tennyson Networks Limited

ACN 009 805 298

Instructions for completing 'Appointment of Proxy' form

Please direct your proxy how to vote. If no directions are given, your proxy will be entitled to vote or abstain as the proxy thinks fit. The proxy form on the reverse side of this page must be received at 14 Business Park Drive, Notting Hill, Victoria 3168 no later than 48 hours before the time set for the meeting. Signed proxy forms received by facsimile on (03) 8558 0484 will be accepted.

A **Appointment of Proxy**

You need to insert the name of the person you wish to appoint as proxy. A proxy need not be a shareholder of the Company. However, shareholders cannot appoint themselves.

The Chairperson of the meeting will act as your proxy if no proxy is named or if your appointed proxy fails to attend the meeting.

B **Voting on business of the meeting**

The Notice of General Meeting included with these documents has details about each agenda item. If you wish to direct your proxy how to vote on a particular item, place a mark in the appropriate box. If a mark is placed in a box your total shareholding will be voted in that manner. The vote will be invalid if a mark is made in more than one box for a particular item. You may choose to split your vote by marking an **X** in the box indicated and inserting the number of shares you wish to vote in the appropriate boxes. In this case the vote will be invalid if the total number of shares shown in the 'for', 'against' and 'abstain' boxes is more than your total shareholding on the share register.

C **If you wish to appoint two proxies**

You are entitled to appoint no more than two persons to attend the meeting and vote. If you wish to appoint more than one proxy you may obtain an additional proxy form by contacting the Company's share registry. Both proxy forms should be completed with the nominated percentage or number of your voting rights on each. If 2 proxies are appointed but the appointment does not specify the proportion or number of the member's voting rights which each proxy may exercise, the Corporations Act provides that each proxy may exercise half of the member's votes.

D **Shareholder signature(s)**

The proxy form must be signed by the shareholder(s) or, if a corporation, executed in accordance with section 127 of the Corporations Act or under the hand of an authorised officer or attorney. If the proxy form is signed by a person who is not a registered shareholder then the relevant authority must either have been exhibited previously with the Company's share registry or be enclosed with this proxy.

APPOINTMENT OF PROXY

General Meeting

If your name and address is incorrect please amend and initial your correction. Information to assist you in completing this form can be found on the reverse side.

[*Insert name and address of shareholder*]

The Company Secretary
Tennyson Networks Limited
(ACN 009 805 298)
c/- 14 Business Park Drive
Notting Hill, Victoria 3168
Facsimile (03) 8558 0484

A **Appointment of proxy**

I/We appoint ______________________________
Name of proxy

or failing the person so named or, if no person is named, the Chairperson, to vote in accordance with the following directions or, if no directors have been given, as the proxy sees fit at the General Meeting to be held on 8 July 2002 and at any adjournment thereof.

Important:

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairperson may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you wish to instruct your proxy how to vote, please tick or otherwise mark the appropriate box opposite each item. The Chairperson intends to vote undirected proxies in favour of each of the resolutions stated in the notice of meeting.

If you are voting with some of your shares only, please mark this box ☐

B **Voting on business of the General Meeting**

		FOR	AGAINST	ABSTAIN
1.	Ratification of issue of shares – Ordinary Resolution	☐	☐	☐
2.	Approval of issue of options to placement investors- Ordinary Resolution	☐	☐	☐
3.	Approval of issue of convertible notes to Mr Robert Pittorino - Ordinary Resolution	☐	☐	☐
4.	Approval of issue of options to Mr Robert Pittorino – Ordinary Resolution	☐	☐	☐
5.	Approval of issue of convertible notes to All-States Secretariat Pty Ltd - Ordinary Resolution	☐	☐	☐
6.	Approval of issue of options to All-States Secretariat Pty Ltd – Ordinary Resolution	☐	☐	☐

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

	Proportion of votes		Number of votes
C **If you wish to appoint two proxies:** State the percentage or number of your votes applicable to this form.	%	or	

D **Sign here:**
This section must be signed.

All individuals and joint holders must sign	**Companies**
Signature	Director
Signature	Director/ Company secretary
Signature	Sole Director and Sole Company Secretary